Mail Stop 3561

March 8, 2007

Jing Jing Long
President
Tank Sports, Inc.
10925 Schmidt Road
El Monte, California 91733

> **Re: Tank Sports, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed February 9, 2007**
> **File No. 333-139711**
>
> **Form 10-KSB for Fiscal Year Ended February 28, 2006, as amended**
> **Forms 10-QSB for Fiscal Quarters Ended May 31, 2006, August 31,**
> **2006 and November 30, 2006, as amended**
> **Filed February 9, 2007**
> **File No. 0-51946**

Dear Ms. Long:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Amendment No. 1 to Form SB-2

Undertakings, page 59

1. Please revise your undertaking (1)(i) to conform with the undertaking set forth in Item 512(a)(1)(i) of Regulation S-B.

Form 10-KSB for Fiscal Year Ended February 28, 2006, as amended
Forms 10-QSB for Fiscal Quarters Ended May 31, 2006, August 31, 2006 and November 30, 2006, as amended

Certifications

2. We note that Jing Jong Long has signed the certifications included with each report, but her name appears as Jing Jing Long in the Form SB-2. Please advise

us why the name has changed in the periodic reports and re-file the documents with the correct signatures, as necessary.

***

As appropriate, please amend your registration statement and Forms 10-KSB and 10-QSB in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

Please contact Anita Karu, Attorney-Adviser, at (202) 551-3240, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: William D. O'Neal, Esq.
     Fax: (480) 816-9241